Exhibit (12)

WPS Resources Corporation Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends

						2001	2000
	2000	1999	1998	1997	1996	3 Months	3 Months
EARNINGS
Net income	66,993	59,565	46,631	55,809	52,885	23,553	29,232
Federal and state income taxes	6,005	29,741	23,445	31,106	27,216	1,063	7,237

Net pretax income	72,998	89,306	70,076	86,915	80,101	24,616	36,469

Fixed charges	62,429	45,405	36,310	37,533	35,822	17,278	14,530
Subtract preference dividend requirement	3,378	4,588	4,606	4,791	4,657	723	965

Total earnings as defined	132,049	130,123	101,780	119,657	111,266	41,171	50,034

FIXED CHARGES
Interest on long-term debt, including related amort.	41,677	27,162	23,987	26,273	25,494	10,954	8,842
Other interest	11,855	8,507	4,827	4,910	3,922	3,873	3,437
Distributions-preferred securities of subsidiary trust	3,501	3,501	1,488	0	0	876	875
Interest factor applicable to rentals	2,018	1,647	1,402	1,559	1,749	852	411

Fixed charges before preferred dividend requirement	59,051	40,817	31,704	32,742	31,165	16,555	13,565

Ratio of earnings to fixed charges	2.24	3.19	3.21	3.65	3.57	2.49	3.69

Preferred dividends (grossed up) (see below)	3,378	4,588	4,606	4,791	4,657	723	965

Total fixed charges including preferred dividend	62,429	45,405	36,310	37,533	35,822	17,278	14,530

Ratio of earnings to fixed charges and preferred dividends	2.12	2.87	2.80	3.19	3.11	2.38	3.44

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	3,111	3,111	3,132	3,133	3,134	778	778

Tax rate	7.90%	32.20%	32.00%	34.60%	32.70%	-7.60%	19.40%

Preferred dividends (grossed up)	3,378	4,588	4,606	4,791	4,657	723	965